

Mail Stop 7010   November 20, 2007

Ha Quang Bui
Chief Executive Officer
Cavico Corp.
17011 Beach Boulevard
Suite 1230
Huntington Beach, CA 92647

> **Re: Cavico Corp.**
> **Form 10-SB**
> **Filed October 23, 2007**
> **File No. 000-52870**

Dear Mr. Bui:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10-SB goes effective by lapse of time 60 days after the registration statement was filed pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB that includes changes responsive to our comments.

2. Please revise your filing to separately state material revenues and cost of sales from products, services and other revenues, as specified in Rule 5-03 of Regulation S-X. Report revenues from external customers for each product and

service or each group of similar products and services, if practical to do so, as discussed in paragraph 37 of SFAS 131.

Forward-Looking Disclosure, page 3

3. Please be advised that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to those issuers that, at the time a statement is made, are not subject to the requirements of Section 13(a) or Section 15(d) of the Exchange Act. Please revise to eliminate references to the PSLRA or state that the safe harbor does not apply to statements made in your document.

4. Please remove the statement that readers should not rely on your forward-looking statements. It is inappropriate to advise investors not to rely on information contained in your filings with the Commission.

Description of Business, page 3

5. Please clarify your discussion of the various steps in the transaction in which you acquired Cavico Vietnam. Disclosure elsewhere in the document explains that this was a reverse acquisition, with the former shareholders of Cavico Vietnam receiving a distribution of your shares following the asset acquisition. Please discuss that aspect of the transaction here. Please also explain how you then became the parent of Cavico Vietnam and what consideration, if any, you received upon transferring the assets you had purchased with the 79 million shares of common stock back to Cavico Vietnam. Finally, please discuss the restructuring that you refer to in the section entitled "Subsidiaries". We note that your percentage ownership of the subsidiaries listed in the table has changed as a result of the restructuring.

6. Please provide supplemental support for your assertions under "History" on page 3 and under "Operations" on page 4, respectively:

    *   You are "the largest privately owned heavy civil construction contractor in Vietnam."
    *   Cavico Vietnam is "the first company to use TBM tunnel technology in Vietnam."

    Please confirm that these sources are widely available to the public. In addition, please disclose the measure by which you are "the largest privately owned heavy civil construction contractor in Vietnam."

7. Under "Operations" on page 5, please disclose the types of mines you operate and the materials you intend to mine for in Australia and other countries. Please also note the disclosure requirements of Industry Guide 7 in relation to your current

mining operations. We note that Cavico Mining accounted for 30% of your revenue in 2006. Note that we may have additional comments upon review of your response.

8. Under "Operations" on page 5, we note your various highway projects. Please provide further details explaining your performance regarding these projects. For example, please define "enhancement" and "contract packages." Additionally, please disclose whether you constructed the roads in the Sonla Province and near the hydropower plants or if you performed other tasks.

9. Under "Operations" on page 5, we note your statement that you are currently developing a 400 hectare new urban area in Son La. If this project is separate from the 160 hectare new urban area in Son La that you discuss on page 23, please disclose the 160 hectare project in the Urban Development section on page 5. If these projects are the same, please revise to reflect the correct amount of land involved.

10. Under "Operations" on page 5, we note your statement that you are "in the process of applying for an investment permit for Luong Son new tourism zone of 360 hectares in a master planning to upgrade Luong Son town during next 10 years." Please briefly explain what type of upgrade you would perform if you obtained the investment permit.

11. Please provide supplemental support for your assertion that "Cavico Vietnam has about a 30% market share of sub construction projects in Vietnam." Please also confirm that these sources are widely available to the public.

12. Under "Competition" on page 9, we note your disclosure that there are five companies with expertise in your area of construction. Please identify these other companies.

13. You are encouraged to disclose your internet address.

14. We note your risk factor disclosure regarding forward looking statements on page 15. This risk factor appears generic since most companies cannot guarantee that their forward looking statements will be accurate. Please state how this risk specifically affects your company or remove the risk factor.

15. Please include a risk factor disclosing your auditors' doubt about your ability to continue as a going concern due to your recurring losses from operations and net capital deficit.

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 19

16. Please revise your discussion of results and operations to address the following:

- You disclose that revenue increased year over year mostly due from construction and mining projects. Please revise your disclosure to quantify how much of the increase in revenue is attributed to your construction and mining projects and factors behind this increase in revenue. Specifically, is this increase attributed to new contracts or simply the timing of revenue recognition.
- You disclose that cost of production for the year ended December 31, 2006, was $21.6 million compared to $18.6 million for the year ended December 31, 2005. We note that cost of sales as a percentage of sales increased from 83% for the year ended December 31, 2005, to 90% for the year ended December 31, 2006. You disclose the increase in cost of production is due to an increase in production during the year. Please revise your disclosure to address and quantify the reasons for the increase in cost of production. Please address and quantify the key drivers behind this trend.
- You disclose the increase of $359,008 in operating expenses is due to the increase in general and administration expenses. Please revise your disclosure to discuss and quantify the factors contributing to this increase.
- We note from the face of your income statement material changes in other income, interest income and other expenses. However, you do not provide an analysis of these line items in your discussion of results and operations. Please revise your filing to address and quantify the specific factors driving the material changes period over period in each line item.
- When you update your filing to present financials for your most recent quarter end, we remind you to provide relevant disclosures that quantify and explain material changes impacting your results of operations and liquidity.

For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

17. We note your disclosure on page 5 that restructuring affected your percentage of ownership of your subsidiaries on page 5. Please disclose how this restructuring will impact your results of operations.

18. Under "Net Profit" on page 19, please briefly describe "financial activities income."

Liquidity and Capital Resources, page 21

19. Please disclose any material commitments for capital expenditures relating to your urban development projects listed on pages 5 and 23.

20. Your discussion of liquidity does not address the key drivers contributing to the increase in accounts receivable, other current assets, inventory and accounts payable. Please amend your filing to include a discussion of these and other material factors impacting your operating activities during fiscal 2006, as well as the most recent quarter presented. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Description of Property, page 23

21. We note your statement that "Vietnam does not recognize land ownership." Please clarify how it is possible for you to own "15,000 square feet of land in Hanoi." Additionally, if this property is actually owned, please list it in the summary table on page 24 under the Land Area Owned column.

22. We note your statement that "the company has a long term land lease (70 years) in Son La consisting of an area of 160 hectares that will be made into a new urban area." Please disclose whether you have current plans to develop this property or if you will contract with a third party to develop it. Additionally, please list this property under the Long-Term Land Leased column in the summary table on page 24.

Security Ownership of Certain Beneficial Owners and Management, page 25

23. In footnote 7 on page 26, please disclose the name of the person holding Mr. Bui's 350,000 shares.

24. We note your disclosure of the number of shares owned by each individual beneficial owner. Please separately disclose, in the footnotes, the amount of shares over which each beneficial owner has the right to acquire beneficial ownership.

Directors and Executive Officers, Promoters and Control Persons, page 27

25. In various places throughout your filing, we note that you identify the following persons in different ways. Please revise to correctly identify each person.

- CEO/Chairman Ha Quang Bui. On page F-14, you identify him as Bui Quang Ha.
- Vice-President/Director Hung Manh Tran. On page F-14, you identify him as

Tran Manh Hung.
- Director Tuang Duong Hoang. On pages 25 and 29, you identify him as Tuan Duong Hoang.
- Chief Financial Officer Chi Edwards. On pages 28 and 34, you identify this person as Chi Edward. In the Employment Agreement filed as Exhibit 10.1, you identify this person as Chi Edward K.

26. Please disclose any existing family relationships among your executive officers and directors.

27. We note your discussion of the employment history for the following persons:

- Hung Manh Tran
- Tuang Duong Hoang
- Timothy Dac Pham
- Chi Edwards

For each of these persons, please provide the relevant dates for his occupations and employment for the past five years.

28. On page 28, please disclose that Giang Linh Bui is a director of Cavico Vietnam.

29. Under "Committees of the Board" on page 29, please clarify whether the Audit Committee is comprised of Madhava Rao Mankal, Hung Manh Tran, and Timothy Dac Pham. Additionally, please separately list the functions of the Audit, Compensation, and Nominating Committees to avoid confusion as to each committee's responsibilities.

Executive Compensation, page 29

30. From your previous disclosure regarding Ha Quang Bui's employment history, we note that he became Cavico Corp.'s CEO/Chairman on April 28, 2006. Please revise the compensation disclosed in the Summary Compensation Table to reflect that it is for 2006 rather than 2005. Additionally, please disclose whether his compensation was pro-rated to reflect the partial year worked.

31. We note your disclosure of Stock Awards in the Summary Compensation Table. Please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or MD&A.

32. Please provide a narrative description of any material factors necessary to understand the information disclosed in the Summary Compensation Table.

33. If you compensate non-employee directors for their service, please provide this information in a Director Compensation Table. Please also provide a narrative description of any material factors necessary to an understanding of the directors' compensation.

Certain Relationships and Related Transactions, page 30

34. Please disclose the related party transactions you discuss on page F-14. See Item 404 of Regulation S-B.

35. Please provide the information required by Item 407(a) of Regulation S-B. Specifically, please identify each director, each independent director, and the criteria used to determine the director's independence.

Index to Interim Consolidated Financial Statements, page F-1

36. We remind you to update the financial statements and related disclosures as required by Item 310 of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1

37. Direct your auditor to revise the Independent Auditor's Report to include the manual or printed signature of the auditor's firm. Please refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

Note 2 – Summary of Significant Accounting Policies, page F-7

Investment in Marketable Securities, page F-7

38. You disclose that you report net unrealized gains or losses for available-for-sale investments in stockholders' equity. Please revise your disclosure to clarify, if true, that these changes are reported in other comprehensive income or a separate component of stockholders' equity. Refer to paragraph 13 of SFAS 115 for guidance. Please also revise your disclosure to discuss your accounting policy for other-than-temporary impairments.

Revenue Recognition, page F-9

39. You disclose that revenue from product and services are recognized at the time goods are shipped or services are provided and accepted by the customer. Please revise your filing to discuss relevant customer acceptance provisions that impact your revenue recognition. Specifically, does the customer have the right to test the delivered product or require you to perform additional services subsequent to delivery of the initial product or performance of an initial service (e.g., installation or activation of delivered equipment).

40. You disclose that claims against customers are recognized as revenue upon settlement. Please revise your filing to disclose the amounts recognized as revenue pursuant to paragraph 66 of SOP 81-1.

41. We note that your contracts are segmented between types of services such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Please revise your filing to confirm, if true, that the criteria for segmenting your contracts is in compliance with paragraph 40, 41 or 42 of SOP 81-1.

Other Comprehensive Income, page F-9

42. Based on your OCI disclosure and Statement of Stockholder's Equity it is unclear how you are classifying the net unrealized gains or losses for available-for-sale investments. Pursuant to paragraph 13 of SFAS 115 for guidance, these changes should be reported in OCI. Please revise or advise. Furthermore, paragraph 17 of SFAS 130 requires items included in OCI be classified based on their nature. Please revise your filing accordingly.

Footnote Disclosures

43. We note you do not include a footnote disclosure for income taxes. Please revise your disclosure to include comply with SFAS 109.

Note 4 – Investments, page F10

44. Please expand this note to include all disclosures required by SFAS 115, including the total gains and losses for your securities. Refer to paragraph 19 of SFAS 115.

Exhibits

45. Please include a list of your subsidiaries as Exhibit 21 to the Form 10-SB. See Item 601(b)(21) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregory Sichenzia, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway
       New York, NY 10006